Surgalign Holdings, Inc.

520 Lake Cook Road, Suite 315

Deerfield, Illinois 60015

January 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dave Gessert

Re:	Surgalign Holdings, Inc. Registration Statement on Form S-1 (Registration No. 333-251828)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by Surgalign Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 30, 2020 (as amended, the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Wednesday, January 27, 2021, at 4:30 p.m. (Eastern Time) or as soon thereafter as may be practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Please contact Michael P. Heinz of Sidley Austin LLP at (312) 853-2071 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

SURGALIGN HOLDINGS, INC.

By:	/s/ Joshua H. DeRienzis
Name: Joshua H. DeRienzis
Title: General Counsel and Corporate Secretary